UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Valeant Pharmaceuticals International, Inc.

File No. 001-14956- CF#27185

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Valeant Pharmaceuticals International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 8, 2011.

Based on representations by Valeant Pharmaceuticals International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through April 1, 2017
Exhibit 2.2	through June 23, 2016
Exhibit 10.7	through January 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel